Exhibit 99.2

Psyence BioMed Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

NEW YORK – April 17, 2025 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) announced today that it received a notification letter dated April 16, 2025, from the Listings Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Rule”). The Staff’s determination is based on the closing bid price of the Company’s common shares being below $1.00 for 30 consecutive business days from March 5, 2025 through April 15, 2025.

As previously disclosed, on December 20, 2024, a Nasdaq Hearings Panel granted the Company a one-year monitoring period pursuant to Nasdaq Listing Rule 5815(d)(4)(A) (the “Panel Monitor”). Under the terms of the Panel Monitor, any failure to meet continued listing requirements during the monitoring period results in a Staff Delisting Determination without the ability to submit a plan of compliance or receive an additional cure period under Rule 5810(c). Accordingly, the April 16, 2025 letter constitutes a Staff Delisting Determination.

The Company intends to appeal this determination and request a hearing before a Nasdaq Hearings Panel. Under Nasdaq rules, this request will stay the suspension of trading and the delisting of the Company’s securities pending the outcome of the hearing and any extension the Hearings Panel provides.

To support efforts to regain compliance with the Minimum Bid Price Rule the Company’s shareholders, at a Special Meeting of Stockholders held on April 16, 2025, authorized a share consolidation (reverse stock split) at a ratio of up to 1-for-50 or a lesser amount at the discretion of the Company’s Board of Directors. The Company’s Board of Directors subsequently approved the final share consolidation ratio of 1-for-7.97. The reverse stock split is intended to increase the per-share trading price of the Company’s common shares to satisfy Nasdaq’s listing requirements.

The Nasdaq notification has no immediate impact as the shares will continue to trade uninterrupted on Nasdaq under the ticker symbol “PBM.” However, there can be no assurance that the Company will be successful in its appeal or regain compliance with the Nasdaq Listing Rules.

As required, the Company submitted this press release to Nasdaq’s MarketWatch Department in advance of its public dissemination, in compliance with Nasdaq’s disclosure requirements for material news announcements.

About Psyence BioMed:

Psyence BioMed is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. Psyence is dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com
Media Inquiries: media@psyencebiomed.com
General Information: info@psyencebiomed.com
Phone: +1 416-477-1708

Investor Contact:

Michael Kydd
Investor Relations Advisor michael@psyencebiomed.com

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may relate to future financial and operating results, plans, objectives, expectations, and intentions regarding future operations, products, services, and other matters. Words such as “expects,” “will,” “intends,” “believes,” “plans,” “anticipates,” “projects,” “targets,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements in this communication include statements regarding the timing and implementation of the share consolidation, the continued listing of the Company’s securities on Nasdaq, and the anticipated impact of the consolidation. These statements are based on current assumptions and expectations, including that the share consolidation will be completed without delay, our appeal to the Nasdaq Hearing Panel will be successful, the immediate impacts on our common shares, if any, and that the Company will continue to meet Nasdaq’s ongoing listing standards.

There are numerous risks and uncertainties that may cause actual results or performance to differ materially from those expressed or implied in these forward-looking statements, including, but not limited to: (i) delays or challenges in completing the share consolidation; (ii) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (iii) potential volatility in the Company’s share price following the consolidation; (iv) changes in the regulatory, competitive, and economic landscape; and (v) risks associated with the Company’s development plans and clinical trials.

These and other important risks and uncertainties are described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444), filed with the U.S. Securities and Exchange Commission on January 24, 2025, and in other documents filed by the Company from time to time with the SEC. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence Biomed does not undertake any obligation to update or revise forward-looking statements.

The Company does not make any medical, treatment, or health benefit claims regarding its proposed products. The U.S. Food and Drug Administration, Health Canada, or similar regulatory bodies have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of such compounds can diagnose, treat, cure, or prevent any disease or condition. Clinical trials and regulatory approvals are required and, if not obtained, may have a material adverse impact on the Company’s business.